Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(Dollars in millions)	2012	2011
Fixed Charges:
Interest expense[1]	$614	$496
Interest capitalized	15	15
One-third of rents[2]	117	111

Total fixed charges	$746	$622

Earnings:
Income from continuing operations before income taxes	$5,420	$5,572

Fixed charges per above	746	622
Less: capitalized interest	(15)	(15)

	731	607

Amortization of interest capitalized	10	13

Total earnings	$6,161	$6,192

Ratio of earnings to fixed charges	8.26	9.95

[1]

Pursuant to the guidance in the Income Taxes Topic of the FASB ASC, interest related to unrecognized tax benefits recorded was approximately $31 million and $14 million for the nine months ended September 30, 2012 and 2011, respectively. The ratio of earnings to fixed charges would have been 8.62 and 10.18 for the nine months ended September 30, 2012 and 2011, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.

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